

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

March 31, 2017

Robert T. Smith
Treasurer and Chief Financial Officer
Citizens Holding Company
521 Main Street
Philadelphia, MS 39350

> **Re: Citizens Holding Company
> Form PRE 14A
> Filed March 14, 2017
> File No. 001-15375**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Jackie G. Prester
Baker, Donelson, Bearman,
Caldwell & Berkowitz PC